Exhibit 99.1

ITAÚUNIBANCOHOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 1, 2021 DATE AND TIME: On February 1, 2021 at 5: 00 pm. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: Once the meeting started, the Board members examined the financial statements for the year ended December 31, 2020, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) an unqualified report of the Independent Auditors; and (iv) a statement of the Executive Board, agreeing with the opinions in the report of the Independent Auditors, the financial statements and the management discussion and analysis report for the operation. After due consideration, the Board members have concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by submitting them to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.) After examining the financial statements for the year ended December 31, 2020, the Board members decided to distribute to stockholders as payout R$0.1394 for each share held, thus totaling R$ 1,361million, net of taxes, if applicable. The Board of Directors will declare how this payout will be carried out (either as dividends or interest on capital) in an upcoming meeting, ad referendum the General Stockholders’ Meeting and on the grounds of sub item 6.8, items IX and X, of the Bylaws. Such payment will be made on March 12, 2021, based on the final stockholding position recorded on February 25, 2021. Additionally, the Board members approved the payment of interest on capital declared by the Board of Directors on November 26, 2020, in the gross amount of R$0.063960 per share (net amount of R$0.0543660 per share), and on January 14, 2021, in the gross amount of R$0.050160 per share (ne amount of R$0.042636 per share) on March 12, 2021.

MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 1, 2021 – 5: 00 PM                Page 2 CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed.São Paulo (SP), February 01, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence